Exhibit 4.1

PricewaterhouseCoopers
LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
Place de la Cité, Tour Cominar
2640 Laurier Boulevard, Suite 1700
Québec, Quebec
Canada G1V 5C2
Telephone +1 (418) 522 7001
Facsimile +1 (418) 522 5663

CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our report dated May 14, 2007 with respect to the financial statements of Virginia Mines Inc. (successor to Virginia Gold Mines Inc.) included in this Annual Report on Form 40-F for the twelve months ended February 28, 2007, the twelve months ended February 28, 2006 and the nine months ended February 28, 2005, filed with the U.S. Securities and Exchange Commission.

Chartered Accountants

Quebec, Quebec, Canada
May 14, 2007

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLp ans the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.